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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-125952

NewPage Corporation

(Exact name of registrant as specified in its charter)

8540 Gander Creek Drive, Miamisburg, Ohio 45342 – 877.855.7243

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.375% First Lien Notes due 2014 10% Senior Secured Notes due 2012 Floating Rate Senior Secured Notes due 2012 12% Senior Subordinated Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

11.375% First Lien Notes due 2014	54
10% Senior Secured Notes due 2012	51
Floating Rate Senior Secured Notes due 2012	16
12% Senior Subordinated Notes due 2013	46

Pursuant to the requirements of the Securities Exchange Act of 1934 NewPage Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 17, 2011	By:	/s/ Douglas K. Cooper
Douglas K. Cooper
Senior Vice President, General Counsel & Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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